Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest Expense	$77,764	$76,520	$73,614	$65,023	$65,817
Interest Expense Included in Discontinued Operations	—	—	—	—	5,932
Total	77,764	76,520	73,614	65,023	71,749
Earnings:
Income from Continuing Operations	172,922	41,211	72,198	59,534	83,640
Less Equity in (Income)/Loss of Unconsolidated Joint Ventures	(553)	350	3,676	(923)	(1,619)
Operating Distributions Received from Unconsolidated Joint Ventures	—	266	1,475	2,338	2,932
Fixed Charges	77,764	76,520	73,614	65,023	71,749
Less Preferred Dividends of Consolidated Subsidiaries	(15)	(15)	(15)	(15)	(15)
Total	$250,118	$118,332	$150,948	$125,957	$156,687
Ratio of Earnings to Fixed Charges:(1)	3.2	1.5	2.1	1.9	2.2

(1)
There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.